                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ---------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

                           INFORMATION TO BE INCLUDED
                          IN STATEMENTS FILED PURSUANT
                         TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)


                                  ODWALLA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    676111107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                       Catterton-Simon Partners III, L.P.
                      9 Greenwich Office Park, Third Floor
                               Greenwich, CT 06830
                                Attn: Craig Sakin
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                   May 2, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 11 Pages)

        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  676111107                       13D         Page   2   of   11  Pages
         ------------------                                 -----    -----

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    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                CATTERTON-SIMON PARTNERS III, L.P.         EIN:
--------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER

     NUMBER OF                   1,493,461
      SHARES       -------------------------------------------------------------
   BENEFICIALLY        8     SHARED VOTING POWER
     OWNED BY
       EACH                      0
     REPORTING     -------------------------------------------------------------
    PERSON WITH        9     SOLE DISPOSITIVE POWER

                                 1,493,461
                   -------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   1,493,461
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   13.5%
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                   PN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  676111107                       13D         Page   3   of   11  Pages
         ------------------                                 -----    -----

--------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                CATTERTON-SIMON MANAGING PARTNER III, L.L.C.     EIN:
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
    3      SEC USE ONLY

--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

                   OO
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|

--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
--------------------------------------------------------------------------------
                       7    SOLE VOTING POWER
     NUMBER OF
      SHARES                    See Item 5
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER
       EACH
     REPORTING                  0
    PERSON WITH     ------------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER

                                See Item 5
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   See Item 5.
--------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|

--------------------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   See Item 5.
--------------------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*

                   OO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.        Security and Issuer

               The class of equity securities to which this statement relates is the common stock, no par value, of Odwalla, Inc., a California corporation ("Odwalla" or the "Company"). The principal executive office of the Company is 120 Stone Pine Road, Half Moon Bay, CA 94019. Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.        Identity and Background

               This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"):

               (i) Catterton-Simon Partners III, L.P. ("CSP"). CSP is a private venture capital investment partnership. The business address of CSP is 9 Greenwich Office Park, Third Floor, Greenwich, CT 06830.

               (ii) Catterton-Simon Managing Partner III, L.L.C. ("CSMP"). CSMP is CSP's sole general partner. CSMP's sole function is to act as the general partner of CSP. The business address of CSMP is 9 Greenwich Office Park, Third Floor, Greenwich, CT 06830.

               The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted of each Manager of CSMP with regard to the Common Stock of the Company are set forth on Schedule A, attached hereto.

               During the past five (5) years, none of the Reporting Persons and the persons named on Schedule A have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

               Pursuant to the Stock Purchase Agreement, dated as of February 11, 2000, as amended on May 2, 2000 by and among U.S. Equity Partners, L.P., a Delaware limited partnership ("USEP Delaware"), U.S. Equity Partners (Offshore), L.P., a Cayman Islands limited partnership ("USEP Offshore"), BancBoston Investments, Inc., a Massachusetts corporation ("BancBoston", and, collectively with USEP Delaware and USEP Offshore, "WP"), CSP and the Company (the "Purchase Agreement"), CSP purchased 160,128 shares of Common Stock of the Company for $1,000,000. The source of funds used by CSP to make this purchase was from working capital.

               Pursuant to the Preferred Stock Conversion Agreement, dated as of April 24, 2000, by and between the Company and CSP (the "Conversion Agreement"), CSP converted 1,074,666 shares of the Company's Series A Preferred Stock and canceled an outstanding Warrant, dated as of February 10, 1999, to purchase 75,000 shares of the Company's Common Stock at $10.00 per Share, in exchange for 1,333,333 shares of Common Stock of the Company.

Item 4.        Purposes of Transactions

               The principal purpose for the transaction described under Item 3 above was to purchase securities of the Company for long-term capital appreciation. Pursuant to the Shareholders' Rights Agreement, dated as of May 2, 2000, among the Company, USEP Delaware, USEP Offshore, BancBoston, CSP and certain principal shareholders and management of the Company (the "Shareholders' Rights Agreement"), CSP will have the right to designate one Director to the Board of Directors of the Company. For a more detailed description of the above arrangements, see Item 6 below.

               The Reporting Persons intend to review from time to time their investment in the Company and depending on such review may consider from time to time various alternative courses of action. In addition, depending on prevailing conditions from time to time, including, without limitation, price and availability of shares, future evaluations by the Reporting Persons of the business and prospects of the Company, regulatory requirements, other investment opportunities available to the Reporting Persons and general stock market and economic conditions, and subject to applicable restrictions under the Shareholders' Rights Agreement (discussed below), the Reporting Persons may determine to increase CSP's investment or sell all or part of its investment in the Company through open-market purchases, privately negotiated transactions or otherwise.

               Except as set forth above, the Reporting Persons do not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any change in the Company's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Company by any person,
(h) causing a class of securities of the Company to be deregistered or delisted,
(i) a class of equity securities of the Company becoming eligible for termination of registration, or (j) any action similar to any of the enumerated actions above.

Item 5.        Interest in Securities of the Issuer

               (a) Pursuant to the Purchase Agreement and the Conversion Agreement, CSP directly holds 1,493,461 shares, representing 13.5%, of the Common Stock based on the 11,031,985 shares of Common Stock issued and outstanding. As the sole general partner of CSP, CSMP may be deemed to be an indirect beneficial owner of all shares of Common Stock owned by CSP. Under the terms of the Catterton-Simon Managing Partner III, L.L.C. Operating Agreement, dated September 9, 1996, among CSMP, Member Interest Holding, L.L.C., IPP96 L.P., and J.P.B. Enterprises, Inc. (the "LLC Agreement"), decisions taken by CSMP regarding the Common Stock of the Company requiring a majority vote of the members of CSMP must receive the affirmative vote of at least two of Craig Sakin, J. Michael Chu and Frank M. Vest, Jr., with certain exceptions. The persons named on Schedule A beneficially own no shares of Common Stock of the Company.

               (b) The responses of CSP to Items 7 through 11 of the portions of the cover page of this Schedule 13D that relate to shares of Common Stock beneficially owned by such Reporting Person are incorporated herein by reference. CSMP may be deemed to have sole dispositive and voting power over the shares of Common Stock of the Company owned by CSP.

               (c) To the best knowledge of the Reporting Persons, other than as reported on this Schedule 13D, none of the Reporting Persons or the persons named on Schedule A have effected a transaction in shares of Common Stock of the Company during the past 60 days.

               (d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock of the Company beneficially owned by the Reporting Persons.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               (i) Stock Purchase Agreement. Pursuant to the Purchase Agreement, dated as of February 11, 2000, as amended May 2, 2000, by and among the Company, USEP Delaware, USEP Offshore, BancBoston and CSP, CSP purchased 160,128 shares of Common Stock of the Company.

               (ii) Preferred Stock Conversion Agreement. Pursuant to the Conversion Agreement, dated as of April 24, 2000, by and between the Company and CSP, CSP received 1,333,333 shares of Common Stock of the Company.

               (iii) Shareholders' Rights Agreement. In connection with the Purchase Agreement, the Company, USEP Delaware, USEP Offshore, BancBoston, CSP and certain principal shareholders and management of the Company (collectively, the "Shareholders") entered into a Shareholders' Rights Agreement, dated as of May 2, 2000. The Shareholders' Rights Agreement grants the parties to the agreement rights to register their shares of Common Stock, co-sale rights in the event another party sells its shares of Common Stock, a standstill agreement with respect to the purchase of additional shares of Common Stock and transfer restrictions with respect to shares of Common Stock under certain cases for one year from the date of the Shareholders' Rights Agreement, and a voting agreement to elect members of the Board of Directors of the Company. The Shareholders' Rights Agreement also grants the Company a right of first offer with respect to transfers of Common Stock by CSP.

                      (a) Registration Rights. The parties to the Shareholders' Rights Agreement may request that the Company effect the registration of their shares of Common Stock of the Company on a Form S-3 registration statement, provided that the gross proceeds of the offering to which the request applies are expected to be at least $1,000,000. If the Company is not eligible to use a Form S-3 registration statement, then the shareholders may request that it use a Form S-1 or S-2 registration statement, provided that the gross proceeds of the offering to which the request applies are expected to be at least $5,000,000. Promptly after receipt of the notice, the Company is obligated to give written notice of the requested registration to all other shareholders who have registration rights with respect to their shares. The Company will then use its commercially reasonable best efforts to expeditiously effect the registration under the Securities Act of 1933 of the subject shares of Common Stock of the Company. In the event the Company is going to register the shares on a Form S-3 registration statement, it shall include additional disclosure in the registration statement and the prospectus used in connection with the registration statement as reasonably requested by the majority of the shareholders participating in the registration or, in the case of an underwritten offering, by the managing underwriter(s), to successfully market the Common Stock of the Company offered in the registration. The right of the Shareholders to request registration of their shares of Common Stock under the Shareholders' Rights Agreement is subject to limitations, including that the Company is not obligated to effectuate more than two registrations on a Form S-1 or S-2 registration statement or any registration more than twice in a single year, or if the Chairman of the Board or the Chief Executive Officer of the Company delivers a certificate to the shareholders stating that in the good faith judgment of the Board it would be seriously detrimental to the Company and its shareholders for the registration to be effected at that time, in which case the Company may defer the filing of the registration statement for a period of not more than 90 days.

        The parties to the Shareholders' Rights Agreement also have "piggy back" rights in the event the Company elects to file a registration statement for its own account or for the account of any of its shareholders (unless the registration is in relation to employee compensation plans or transactions contemplated by Rule 145 of the Securities Act of 1933, as amended). In the event the Company decides to file this type of registration statement, it must notify the parties to the Shareholders' Rights Agreement 30 days prior to the projected filing date and offer the recipients of the notice the opportunity to include their respective shares in the registration. Those Shareholders wishing to include their shares of Common Stock of the Company in the registration must respond within 20 days.

        The registration rights of the Shareholders described above are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. The registration rights terminate, with respect to a given Shareholder, as of the date when all shares of common stock held by the Shareholder may be sold pursuant to Rule 144 under the Securities Act of 1933 during any 90 day period.

                      (b) Right of First Offer. Upon execution of the Shareholders' Rights Agreement, the Company shall have a right of first offer with respect to transfers of stock held by CSP, WP and Bain Capital Fund VI, L.P. ("Bain"). If any of CSP, WP or Bain wish to transfer all or a portion of their shares of Common Stock of the Company, they must give the Company and the other two of CSP, WP and Bain a notice setting forth the price and number of shares. If the Company does not purchase the shares at the price offered within 45 days of the notice, then, subject to the co-sale rights described below, the party desiring to transfer its shares has 120 days from the expiration of the prior 45 day period to transfer its shares at a price not less than the price specified in the notice.

        The Company's right of first offer is limited and does not apply to all proposed transfers, including those to affiliates, family members and domestic partners of Shareholders, transfers pursuant to a registration statement or through a broker and transfers that do not exceed 5% of the fully diluted Common Stock of the Company. The right of first offer terminates upon a change in control of the Company or a sale of all or substantially all of the Company's assets.

                      (c) Co-Sale Rights. In the event the Company does not purchase the shares described in the paragraphs above, then CSP, WP and Bain shall have the right to include a portion of the shares they own in the proposed transfer. If the proposed transferee does not wish to purchase all of the shares offered by the original transferor and those exercising co-sale rights, then the number of shares of all parties desiring to transfer their shares shall be reduced proportionately. The co-sale rights in favor of CSP, WP and Bain are limited by, and terminate upon, the same circumstances as the right of first offer.

                      (d) Voting Agreement. All of the parties to the Shareholders' Rights Agreement agree, subject to some limitations, to vote their shares of Common Stock of the Company to set the size of the board of directors of the Company and elect nominees to the board designated by specific major shareholders. Pursuant to the terms of the Shareholders' Rights Agreement, the board shall include the following:

        - one member nominated by CSP as long as CSP holds at least 5% of the outstanding common stock of the Company, who shall initially be Craig H. Sakin;

        - one member nominated by WP as long as WP holds at least 5% of the outstanding common stock of the Company, who shall initially be Ellis B. Jones;

        - one member nominated by the Chief Executive Officer of the Company, who shall initially be D. Stephen C. Williamson; and

        - two members nominated by Bain or Samantha Investors, LLC ("Samantha Investors") as long as Bain holds at least 20% of the outstanding Common Stock of the Company or one member nominated by Bain as long as Bain or Samantha Investors holds at least 5% but less than 20% of the outstanding common stock of the Company.

         In addition, if required by the National Association of Securities Dealers to ensure the required number of independent directors on the board, the board shall include:

        - one member nominated by Bain or Samantha Investors as long as Bain holds at least 20% of the outstanding Common Stock of the Company; and

        - one member nominated collectively by the Company's Chief Executive Officer, WP and CSP.

                      (e) Standstill. CSP, WP and Bain also agree not to increase their ownership percentage in the Company (other than as a result of the purchase of debt securities or as a result of the purchase of up to 5% of any class of any publicly-traded equity securities of the Company, CSP, WP or
Bain), to solicit votes of the Company shareholders against any matter recommended by the board of directors of the Company, or make an unsolicited offer to acquire the Company. These limitations on ownership are suspended if there is an acquisition proposal regarding the Company that is not instituted by the CSP, WP or Bain, a public announcement that the Company is "for sale," or the adoption of a plan of liquidation or dissolution by the Company's board of directors.

                      (f) Lockup. Subject to the same permitted transfers under the right of first offer and co-sale right, each of the parties thereto agree not to transfer any shares of the Common Stock of the Company for a period of one year.

        By virtue of the Shareholders' Rights Agreement, the parties thereto may be deemed a group.

               (iv) Letter Agreement. Bain and CSP entered into a Letter Agreement, dated May 1, 2000 (the "Letter Agreement"). Pursuant to this Letter Agreement, Bain grants CSP the right to approve the Bain Shareholders' independent director designee to the Board of Directors of the Company, if any such director is to be so designated by Bain, as a condition to the Bain Shareholders nominating such designee to the Board of Directors of the Company pursuant to the Shareholders' Rights Agreement, for so long as CSP holds at least 5% of the issued and outstanding Common Stock of the Company.

Item 7.        Materials to Be Filed as Exhibits

Exhibit 1:  Joint Filing Agreement among the Reporting Persons.

Exhibit 2: Stock Purchase Agreement, dated as of February 11, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P. and Catterton-Simon Partners III, L.P.

Exhibit 3: Amendment No. 1 to Stock Purchase Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., U.S. Equity Partners, L.P., U.S. Equity Partners (Offshore), L.P., BancBoston Investments, Inc. and Catterton-Simon Partners III, L.P.

Exhibit 4: Preferred Stock Conversion Agreement, dated as of April 24, 2000, by and between Odwalla, Inc. and Catterton-Simon Partners III, L.P.

Exhibit 5: Shareholders' Rights Agreement, dated as of May 2, 2000, by and among Odwalla, Inc., Samantha Investors, L.L.C., and certain other Persons.

Exhibit 6: Letter Agreement, dated May 1, 2000, by and between Bain Capital Fund VI, L.P. and Catterton-Simon Partners III, L.P.

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May __, 2000

                                   CATTERTON-SIMON PARTNERS III, L.P.
                                   By its General Partner:
                                   Catterton-Simon Managing Partner III, L.L.C.


                                   By: /s/ Craig Sakin
                                      ------------------------------------------
                                       Name:  Craig Sakin
                                       Title: Manager


                                   CATTERTON-SIMON MANAGING PARTNER III, L.L.C.


                                   By: /s/ Craig Sakin
                                      ------------------------------------------
                                       Name:  Craig Sakin
                                       Title: Manager

                                                                      SCHEDULE A

                                    Managers
                                       of
                  Catterton-Simon Managing Partner III, L.L.C.

               The name and title of the Managers of Catterton-Simon Managing Partner III, L.L.C. ("CSMP") and their business addresses and principal occupations are set forth below. If no address is given, the Manager's business address is that of CSMP at 9 Greenwich Office Park, Third Floor, Greenwich, CT 06830. Each occupation set forth opposite an individual's name refers to CSMP and each individual is a United States citizen.

Name, Business Address                      Present Principal Occupation
----------------------                      ----------------------------

Craig Sakin                                 Manager

J. Michael Chu                              Manager


Frank M. Vest, Jr.                          Manager
10 Hale Street, Suite 205
Charleston, WV 25301